
July 9, 2010

Zhi Yong Li
Principal Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

> **Re: Hyperera, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 17, 2010**
> **File No. 333-163035**

Dear Mr. Li:

We have reviewed your response letter dated June 17, 2010 and the above referenced filing and have the following comments. References to prior comments in this letter relate to comments in our letter dated June 11, 2010.

Risk Factors

"The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB," page 11

1.   Please update your risk factor to reflect China's decision on June 19, 2010 to no longer peg the RMB to the U.S. dollar.

Interest of Named Experts, page 24

2.   Please include disclosure through the fiscal year end 2009, as we note that you have listed Enterprise CPAs, Ltd. as the independent certified public accountants for the financial statements for the period from inception to December 31, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

3.   You state that you have not generated any revenues from the sale of hardware and software products and that you anticipate you will have sales and revenues commencing in June 2010. We note similar disclosure in your risk factor on page 7. Yet, it appears that $66,018 in revenue was generated for the fiscal year ended December 31, 2009 and $162,840 was generated for the period ended March 31, 2010. Please reconcile these seemingly conflicting statements.

Executive Compensation

Summary Compensation Table, page 39

4.   Please update the total column in your summary compensation table to reflect the salary
        payments made to Mr. Wu in the fiscal years 2008 and 2009.

Financial Statements

Notes to the Financial Statements

5.   We note your response to prior comment No. 4. Your disclosures still appear to include
        references to non-SEC accounting and financial reporting standards that have been
        superseded. For example, you continue to reference SOP 97-2 in your revenue
        recognition policy. Please revise any references to accounting standards accordingly.

        Please furnish a letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing your responses to our comments.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding
comments on the financial statements and related matters. Please address questions regarding all
other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may
contact me at (202) 551-3735.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director

cc: Via facsimile to: (813) 832-5284
        Michael T. Williams, Esq.